Exhibit 99.1

January 30, 2012

Jay Bhatt
President and CEO
Progress Software Corp
14 Oak Park
Bedford, MA 01730

cc:           Board of Directors

Dear Jay,

We appreciate the continued dialogue between Progress Software Corporation (“Progress” or the “Company”) and Starboard Value LP (“Starboard”).  Starboard and its affiliates currently own 5.1% of Progress, making us one of the Company’s largest shareholders.  As we discussed last week, and as outlined in our letter dated January 24, 2012, we believe Progress is deeply undervalued and that opportunities exist to create value based on actions within the control of management and the Board of Directors (the “Board”).

Under separate cover, Starboard has delivered a nomination letter to your Corporate Secretary pursuant to the Company’s Bylaws in order to preserve our rights as shareholders of Progress.  The letter (a copy of which is attached hereto), outlines our nomination of four candidates for election to the Board at the upcoming 2012 annual meeting of shareholders.  We firmly believe that these candidates are highly-qualified to serve on the Board and, if elected, would represent the best interests of all Progress shareholders.

We are disappointed that Progress was unwilling to extend the nomination deadline, as requested by Starboard, to provide more time for discussions in furtherance of an amicable resolution on board composition.  As we stated in our prior letter, we understand that you are new to Progress and are reviewing the Company’s current strategy.  We remain willing to have a constructive dialogue regarding board composition and corporate strategy and hope to reach a mutually agreeable resolution.  However, we feel strongly that the nominees we have proposed would increase the quality and independence of the Board while ensuring that the interests of shareholders are adequately represented in the boardroom.

We look forward to continuing our discussions with you and the Board.

Best Regards,

/s/ Jeffrey C. Smith

Jeffrey C. Smith
Managing Member
Starboard Value LP